                        INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
 Stagecoach Funds, Inc.:


We have examined management's assertion about Stagecoach Funds, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 1998, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1998 and for the period from November 30, 1997 (the date of our last examination) through March 31, 1998, except for the California Tax-Free Bond Fund, Index Allocation Fund, Overland Express Sweep Fund, Short-Term Government-Corporate Income Fund, Short-Term Municipal Income Fund, Strategic Growth Fund, U.S. Government Income Fund, and Variable Rate Government Fund which were for the period from December 31, 1997 (the date of our last examination) through March 31, 1998, with respect to securities transactions:

* Confirmation of all securities with the custodians, Wells Fargo Bank, N.A. and Barclays Global Investors, N.A.;

* Confirmation or examination of underlying documentation of all securities purchased but not received;

* Reconciliation of all securities to the books and records of the Funds and the custodians; and

* Tested a selected sample of security transactions to determine if they were properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.

In our opinion, management's assertion that the Company was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998 and for the period from November 30, 1997 (the date of our last examination) through March 31, 1998, except for the California Tax-Free Bond Fund, Index Allocation Fund, Overland Express Sweep Fund, Short-Term Government-Corporate Income Fund, Short-Term Municipal Income Fund, Strategic Growth Fund, U.S. Government Income Fund, and Variable Rate Government Fund which were for the period from December 31, 1997 (the date of our last examination) through March 31, 1998, is fairly stated in all material respects.

This report is intended solely for the information and use of management of Stagecoach Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                        /s/ KPMG Peat Marwick LLP


April 24, 1998

                                                          April 24, 1998

KPMG Peat Marwick LLP
Three Embarcadero Center
San Francisco, CA  94111

RE: MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Stagecoach Funds, Inc. (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 1998 and for the period from November 30, 1997 through March 31, 1998 except for California Tax-Free Bond Fund, Index Allocation Fund, Overland Express Sweep Fund, Short-Term Government-Corporate Income Fund, Short-Term Municipal Income Fund, Strategic Growth Fund, U.S. Government Income Fund, and Variable Rate Government Fund, which are for the period from December 31, 1997 to March 31, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998 and for the period from November 30, 1997 through March 31, 1998 except for California Tax-Free Bond Fund, Index Allocation Fund, Overland Express Sweep Fund, Short-Term Government-Corporate Income Fund, Short-Term Municipal Income Fund, Strategic Growth Fund, U.S. Government Income Fund, and Variable Rate Government Fund which are for the period from December 31, 1997 to March 31, 1998, with respect to securities reflected in the investment accounts of the Funds.

Stagecoach Funds, Inc.

By:

/s/ Richard H. Blank, Jr.                 /s/ Michael Hogan
_____________________________________     _____________________________________
Richard H. Blank, Jr.                     Michael Hogan
Treasurer and Chief Operating Officer     Senior Vice President
Stagecoach Funds, Inc.                    Managing Director of Mutual Fund
                                            Division
                                          Wells Fargo Bank, Adviser to
                                            Stagecoach Funds, Inc.

/s/ Rochelle Siote
_____________________________________
Rochelle Siote
Principal
Barclays Global Fund Advisors
Sub-adviser to Stagecoach Funds, Inc.

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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                FORM  N -17f-2

             Certificate of Accounting of Securities and Similar

                        Investments in the Custody of

                       Management Investment Companies


                 Pursuant to Rule 17f-2 [17 CFR 270.17f -2]




1. INVESTMENT COMPANY ACT FILE NUMBER:             DATE EXAMINATION COMPLETED:

        6419                                       March 31, 1998
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2. STATE IDENTIFICATION NUMBER:
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AL              AK              AZ              AR              CA         CO
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CT              DE              DC              FL              GA         HI
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ID              IL              IN              IA              KS         KY
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LA              ME              MD              MA              MI         MN
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MS              MO              MT              NE              NV         NH
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NJ              NM              NY              NC              ND         OH
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OK              OR              PA              RI              SC         SD
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TN              TX              UT              VT              VA         WA
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WV              WI              WY              PUERTO RICO
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Other (specify):
------------------------------------------------------------------------------
3. EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

        STAGECOACH FUNDS, INC.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (NUMBER, STREET, CITY, STATE, ZIP CODE):

        111 CENTER STREET, LITTLE ROCK, ARKANSAS  72201
------------------------------------------------------------------------------

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.


INVESTMENT COMPANY:

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT:

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT